

__For Immediate Release__

__For more information:__
Rex S. Schuette
Chief Financial Officer
(706) 781-2266
Rex_Schuette@ucbi.com

UNITED COMMUNITY BANKS, INC. REPORTS
EARNINGS OF $15.5 MILLION FOR THIRD QUARTER 2013

- Net income of $15.5 million, or 21 cents per share
- Operating efficiency ratio improves to 58.6 percent reflecting lower expenses
- Loans up $78 million, or 7 percent annualized
- Core transaction deposits up $94 million, or 11 percent annualized
- All capital ratios strengthened

BLAIRSVILLE, GA – October 24, 2013 – United Community Banks, Inc. (NASDAQ: UCBI) today reported it continued to achieve substantial momentum in positioning itself to build the long-term value of its franchise. For the third quarter and nine months ended September 30, 2013 net income was $15.5 million, or 21 cents per share, and $257.2 million, or $4.24 per share, respectively. The year-to-date results include the impact of two significant events during the second quarter – the reversal of the valuation allowance on United's net deferred tax asset and the higher provision for loan losses and foreclosed property costs from the accelerated sales of classified assets.

"I am very pleased with the important progress we are making in growing our business and improving operating efficiency," said Jimmy Tallent, president and chief executive officer. "We achieved good loan and deposit growth while at the same time lowering operating expenses. This is particularly demonstrated by the improvement in our efficiency ratio to 58.6 percent, the lowest level since 2007. This is a tribute to the great effort of our dedicated team of bankers."

The third quarter provision for loan losses was $3.0 million compared with $48.5 million in the second quarter and $15.5 million in the third quarter of 2012. The second quarter provision was elevated by higher charge-offs associated with the accelerated classified loan sales. The resulting reduction in classified loans led to lower net charge-offs in the third quarter and a lower provision. Third quarter net charge-offs were $4.47 million compared with $72.4 million in the second quarter and $20.6 million a year ago.

Nonperforming assets at quarter-end were $30.6 million, representing .42 percent of total assets, down from $31.8 million or .44 percent of assets at June 30, 2013, and from $142 million or 2.12 percent of assets a year ago. The classified asset ratio, which is the ratio of classified assets to Tier 1 regulatory capital plus the allowance for loan losses, declined to 26 percent from 27 percent at the end of second quarter and 55 percent a year ago.

Third quarter taxable equivalent net interest revenue totaled $54.3 million, down $224,000 from the second quarter and down $3.03 million from the third quarter of 2012. "The decrease generally reflects the ongoing lower yields on our loan and investment securities portfolios," said Tallent. "The lower loan portfolio yield reflects competitive pricing pressure on new and renewed commercial loans and on new retail loan offerings with low introductory rates. Introductory rates on $45 million of these retail loans rolled over to a market rate of prime-plus in the third quarter with another $40 million due to reset to market rates in the fourth quarter. The lower investment securities yield compared to a year ago is due to reinvestment of cash flows at record low rates. We continue to look for reinvestment opportunities to alleviate market and duration risk. Our focus has been on floating-rate securities, which at quarter-end accounted for 39 percent of the total investment securities portfolio, up one percent from last quarter."

The third quarter taxable equivalent net interest margin was 3.26 percent, down five basis points from the second quarter and 34 basis points from a year ago. "Our margin continues to reflect the unprecedented low interest rate environment," stated Tallent. "We could see further compression in the near term, though we believe at a slower pace. To offset the impact of a lower margin on net interest revenue, we are concentrating on growing the loan portfolio in the mid-single digit range by focusing on retail loans and continuing to add commercial lenders in key markets."

"Third quarter fee revenue of $14.1 million was down slightly compared to second quarter and up approximately $1.0 million from a year ago when certain non-core items are excluded," commented Tallent. Second quarter fee revenue of $16.3 million was elevated due to non-core items, which included a $1.37 million recovery on a bank-owned life insurance policy, a $468,000 gain from the sale of low-income housing tax credits, and $369,000 in hedge ineffectiveness gains. Similarly, year ago fee revenue of $13.8 million included hedge ineffectiveness gains of $608,000.

Service charges and fees on deposit accounts were up $484,000 from the second quarter and up $760,000 from a year ago reflecting strong growth in debit card interchange fees. Brokerage fees were up $211,000 from the second quarter and up $565,000 from a year ago, which shows a renewed focus on this line of business. Mortgage fees were down $449,000 from the second quarter and down $246,000 from a year ago reflecting slower mortgage refinancing activity resulting from rising long-term interest rates. Closed mortgage loans totaled $76.6 million in the third quarter compared with $95.2 million in the second quarter and $107.9 million in the third quarter of 2012.

Operating expenses, excluding foreclosed property costs, were $39.9 million for the third quarter compared to $43.7 million in the second quarter of 2013 and $41.1 million a year ago. The decrease from both periods reflects a reduction in loan workouts and collections costs as well as lower severance costs. Third quarter severance costs were $405,000 compared with $1.56 million and $401,000 for the second quarter of 2013 and the third quarter of 2012, respectively.

Foreclosed property costs were $194,000 in the third quarter compared to $5.15 million in the second quarter and $3.71 million a year ago. The higher second quarter costs reflect $4.31 million in net losses and write-downs related to the accelerated foreclosed property sales and

$837,000 for maintenance. The third quarter 2012 foreclosed property costs included $2.74 million in net losses and write-downs and $962,000 for maintenance.

"The effective tax rate for the third quarter was elevated from 35 percent to 38 percent by a $.6 million net charge to tax expense," stated Tallent. "The net charge reflects a state income tax rate reduction in North Carolina that lowered the rate at which a portion of our net deferred tax asset will be recovered. The resulting charge was partially offset by the release of tax reserves for tax returns that had expired."

As of September 30, 2013, capital ratios were as follows: Tier 1 Risk-Based of 14.2 percent; Total Risk-Based of 15.5 percent; Tier 1 Common Risk-Based of 9.1 percent; and Tangible Equity-to-Assets of 9.0 percent. The Tier 1 Leverage ratio was 10.0 percent.

Tallent concluded, "Going forward, we are focused strategically on loan and fee-based service growth in existing and newer markets to provide United with further momentum in building its value to our shareholders. We are looking ahead with confidence driven by our progress, our business opportunities and the best customer satisfaction in our industry."

Conference Call

United will hold a conference call today, Thursday, October 24, 2013, at 11 a.m. ET to discuss the contents of this news release and to share business highlights for the quarter. To access the call, dial (877) 380-5665 and use the conference number 76304427. The conference call also will be webcast and can be accessed by selecting 'Calendar of Events' within the Investor Relations section of United's website at www.ucbi.com.

About United Community Banks, Inc.

Headquartered in Blairsville, United Community Banks, Inc. is the third-largest bank holding company in Georgia. United has assets of $7.2 billion and operates 103 banking offices throughout north Georgia, the Atlanta region, coastal Georgia, western North Carolina, east Tennessee and western South Carolina. United specializes in providing personalized community banking services to individuals and small to mid-size businesses and also offers the convenience of 24-hour access through a network of ATMs, telephone and on-line banking. United's common stock is listed on the Nasdaq Global Select Market under the symbol UCBI. Additional information may be found at United's website at www.ucbi.com.

Safe Harbor

This news release contains forward-looking statements, as defined by federal securities laws, including statements about United's financial outlook and business environment. These statements are based on current expectations and are provided to assist in the understanding of future financial performance. Such performance involves risks and uncertainties that may cause actual results to differ materially from those expressed or implied in any such statements. For a discussion of some of the risks and other factors that may cause such forward-looking statements to differ materially from actual results, please refer to United's filings with the Securities and Exchange Commission including its 2012 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the second quarter of 2013 under the sections entitled "Forward-Looking Statements" and "Risk Factors." Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements.

# # #

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Selected Financial Information

(in thousands, except per share data; taxable equivalent)	2013 Third Quarter	2013 Second Quarter	2013 First Quarter	2012 Fourth Quarter	2012 Third Quarter	Third Quarter 2013-2012 Change	For the Nine Months Ended September 30, 2013	For the Nine Months Ended September 30, 2012	YTD 2013-2012 Change
INCOME SUMMARY									
Interest revenue	$ 61,363	$ 61,693	$ 62,134	$ 64,450	$ 65,978		$ 185,190	$ 202,979	
Interest expense	7,025	7,131	7,475	8,422	8,607		21,631	29,908	
Net interest revenue	54,338	54,562	54,659	56,028	57,371	(5) %	163,559	173,071	(5) %
Provision for loan losses	3,000	48,500	11,000	14,000	15,500		62,500	48,500	
Fee revenue	14,144	16,312	12,826	14,761	13,764	3	43,282	42,010	3
Total revenue	65,482	22,374	56,485	56,789	55,635		144,341	166,581	
Operating expenses	40,097	48,823	43,770	50,726	44,783	(10)	132,690	136,048	(2)
Income (loss) before income taxes	25,385	(26,449)	12,715	6,063	10,852	134	11,651	30,533	(62)
Income tax expense (benefit)	9,885	(256,413)	950	802	284		(245,578)	1,938	
Net income	15,500	229,964	11,765	5,261	10,568	47	257,229	28,595	800
Preferred dividends and discount accretion	3,059	3,055	3,052	3,045	3,041		9,166	9,103	
Net income available to common shareholders	$ 12,441	$ 226,909	$ 8,713	$ 2,216	$ 7,527	65	$ 248,063	$ 19,492	1,173
PERFORMANCE MEASURES									
Per common share:									
Diluted income	$ .21	$ 3.90	$ .15	$ .04	$ .13	62	$ 4.24	$ .34	1,147
Book value	10.99	10.90	6.85	6.67	6.75	63	10.99	6.75	63
Tangible book value [2]	10.95	10.82	6.76	6.57	6.64	65	10.95	6.64	65
Key performance ratios:									
Return on equity [1][3]	7.38 %	197.22 %	8.51 %	2.15 %	7.43 %		64.29 %	6.57 %	
Return on assets [3]	.86	13.34	.70	.31	.63		4.93	.53	
Net interest margin [3]	3.26	3.31	3.38	3.44	3.60		3.32	3.52	
Efficiency ratio	58.55	68.89	64.97	71.69	62.95		64.19	63.36	
Equity to assets	11.80	11.57 [4]	8.60	8.63	8.75		9.91	8.42	
Tangible equity to assets [2]	11.76	11.53 [4]	8.53	8.55	8.66		9.85	8.32	
Tangible common equity to assets [2]	9.02	8.79 [4]	5.66	5.67	5.73		7.04	5.50	
Tangible common equity to risk-weighted assets [2]	13.34	13.16	8.45	8.26	8.44		13.34	8.44	
ASSET QUALITY *									
Non-performing loans	$ 26,088	$ 27,864	$ 96,006	$ 109,894	$ 115,001		$ 26,088	$ 115,001	
Foreclosed properties	4,467	3,936	16,734	18,264	26,958		4,467	26,958	
Total non-performing assets (NPAs)	30,555	31,800	112,740	128,158	141,959		30,555	141,959	
Allowance for loan losses	80,372	81,845	105,753	107,137	107,642		80,372	107,642	
Net charge-offs	4,473	72,408	12,384	14,505	20,563		89,265	55,326	
Allowance for loan losses to loans	1.88 %	1.95 %	2.52 %	2.57 %	2.60 %		1.88 %	2.60 %	
Net charge-offs to average loans [3]	.42	6.87	1.21	1.39	1.99		2.84	1.80	
NPAs to loans and foreclosed properties	.72	.76	2.68	3.06	3.41		.72	3.41	
NPAs to total assets	.42	.44	1.65	1.88	2.12		.42	2.12	
AVERAGE BALANCES ($ in millions)									
Loans	$ 4,250	$ 4,253	$ 4,197	$ 4,191	$ 4,147	2	$ 4,234	$ 4,157	2
Investment securities	2,178	2,161	2,141	2,088	1,971	11	2,160	2,089	3
Earning assets	6,615	6,608	6,547	6,482	6,346	4	6,590	6,569	-
Total assets	7,170	6,915	6,834	6,778	6,648	8	6,974	6,894	1
Deposits	5,987	5,983	5,946	5,873	5,789	3	5,972	5,890	1
Shareholders' equity	846	636	588	585	582	45	691	580	19
Common shares - basic (thousands)	59,100	58,141	58,081	57,971	57,880		58,443	57,826	
Common shares - diluted (thousands)	59,202	58,141	58,081	57,971	57,880		58,444	57,826	
AT PERIOD END ($ in millions)									
Loans *	$ 4,267	$ 4,189	$ 4,194	$ 4,175	$ 4,138	3	$ 4,267	$ 4,138	3
Investment securities	2,169	2,152	2,141	2,079	2,025	7	2,169	2,025	7
Total assets	7,243	7,163	6,849	6,802	6,699	8	7,243	6,699	8
Deposits	6,113	6,012	6,026	5,952	5,823	5	6,113	5,823	5
Shareholders' equity	852	829	592	581	585	46	852	585	46
Common shares outstanding (thousands)	59,412	57,831	57,767	57,741	57,710		59,412	57,710	

[1] Net income available to common shareholders, which is net of preferred stock dividends, divided by average realized common equity, which excludes accumulated other comprehensive income (loss). [2] Excludes effect of acquisition related intangibles and associated amortization. [3] Annualized. [4] Calculated as of period-end.

* Excludes loans and foreclosed properties covered by loss sharing agreements with the FDIC.

UNITED COMMUNITY BANKS, INC.
Non-GAAP Performance Measures Reconciliation
Selected Financial Information

(in thousands, except per share data; taxable equivalent)	2013 Third Quarter		2013 Second Quarter		2013 First Quarter		2012 Fourth Quarter		2012 Third Quarter		For the Nine Months Ended September 30, 2013		For the Nine Months Ended September 30, 2012	
Interest revenue reconciliation														
Interest revenue - taxable equivalent	$	61,363	$	61,693	$	62,134	$	64,450	$	65,978	$	185,190	$	202,979
Taxable equivalent adjustment		(370)		(368)		(365)		(381)		(419)		(1,103)		(1,309)
Interest revenue (GAAP)	$	60,993	$	61,325	$	61,769	$	64,069	$	65,559	$	184,087	$	201,670
Net interest revenue reconciliation														
Net interest revenue - taxable equivalent	$	54,338	$	54,562	$	54,659	$	56,028	$	57,371	$	163,559	$	173,071
Taxable equivalent adjustment		(370)		(368)		(365)		(381)		(419)		(1,103)		(1,309)
Net interest revenue (GAAP)	$	53,968	$	54,194	$	54,294	$	55,647	$	56,952	$	162,456	$	171,762
Total revenue reconciliation														
Total operating revenue	$	65,482	$	22,374	$	56,485	$	56,789	$	55,635	$	144,341	$	166,581
Taxable equivalent adjustment		(370)		(368)		(365)		(381)		(419)		(1,103)		(1,309)
Total revenue (GAAP)	$	65,112	$	22,006	$	56,120	$	56,408	$	55,216	$	143,238	$	165,272
Income (loss) before taxes reconciliation														
Income (loss) before taxes	$	25,385	$	(26,449)	$	12,715	$	6,063	$	10,852	$	11,651	$	30,533
Taxable equivalent adjustment		(370)		(368)		(365)		(381)		(419)		(1,103)		(1,309)
Income (loss) before taxes (GAAP)	$	25,015	$	(26,817)	$	12,350	$	5,682	$	10,433	$	10,548	$	29,224
Income tax expense (benefit) reconciliation														
Income tax expense (benefit)	$	9,885	$	(256,413)	$	950	$	802	$	284	$	(245,578)	$	1,938
Taxable equivalent adjustment		(370)		(368)		(365)		(381)		(419)		(1,103)		(1,309)
Income tax expense (benefit) (GAAP)	$	9,515	$	(256,781)	$	585	$	421	$	(135)	$	(246,681)	$	629
Book value per common share reconciliation														
Tangible book value per common share	$	10.95	$	10.82	$	6.76	$	6.57	$	6.64	$	10.95	$	6.64
Effect of goodwill and other intangibles		.04		.08		.09		.10		.11		.04		.11
Book value per common share (GAAP)	$	10.99	$	10.90	$	6.85	$	6.67	$	6.75	$	10.99	$	6.75
Average equity to assets reconciliation														
Tangible common equity to assets		9.02 %		8.79 %		5.66 %		5.67 %		5.73 %		7.04 %		5.50 %
Effect of preferred equity		2.74		2.74		2.87		2.88		2.93		2.81		2.82
Tangible equity to assets		11.76		11.53		8.53		8.55		8.66		9.85		8.32
Effect of goodwill and other intangibles		.04		.04		.07		.08		.09		.06		.10
Equity to assets (GAAP)		11.80 %		11.57 %		8.60 %		8.63 %		8.75 %		9.91 %		8.42 %
Tangible common equity to risk-weighted assets reconciliation														
Tangible common equity to risk-weighted assets		13.34 %		13.16 %		8.45 %		8.26 %		8.44 %		13.34 %		8.44 %
Effect of other comprehensive income		.49		.29		.49		.51		.36		.49		.36
Effect of deferred tax limitation		(4.72)		(4.99)		-		-		-		(4.72)		-
Effect of trust preferred		1.09		1.11		1.15		1.15		1.17		1.09		1.17
Effect of preferred equity		4.01		4.11		4.22		4.24		4.29		4.01		4.29
Tier I capital ratio (Regulatory)		14.21 %		13.68 %		14.31 %		14.16 %		14.26 %		14.21 %		14.26 %

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Loan Portfolio Composition at Period-End [1]

(in millions)	2013			2012		Linked Quarter Change	Year over Year Change
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter		
LOANS BY CATEGORY							
Owner occupied commercial RE	$ 1,129	$ 1,119	$ 1,130	$ 1,131	$ 1,126	$ 10	$ 3
Income producing commercial RE	614	629	674	682	693	(15)	(79)
Commercial & industrial	457	437	454	458	460	20	(3)
Commercial construction	137	133	152	155	161	4	(24)
Total commercial	2,337	2,318	2,410	2,426	2,440	19	(103)
Residential mortgage	888	876	850	829	833	12	55
Home equity lines of credit	421	402	396	385	341	19	80
Residential construction	318	332	372	382	389	(14)	(71)
Consumer installment	303	261	166	153	135	42	168
Total loans	$ 4,267	$ 4,189	$ 4,194	$ 4,175	$ 4,138	78	129
LOANS BY MARKET							
North Georgia	$ 1,262	$ 1,265	$ 1,363	$ 1,364	$ 1,383	(3)	(121)
Atlanta MSA	1,246	1,227	1,262	1,250	1,238	19	8
North Carolina	575	576	575	579	579	(1)	(4)
Coastal Georgia	421	397	398	400	380	24	41
Gainesville MSA	253	256	259	261	256	(3)	(3)
East Tennessee	277	282	282	283	283	(5)	(6)
South Carolina	47	34	-	-	-	13	47
Other [2]	186	152	55	38	19	34	167
Total loans	$ 4,267	$ 4,189	$ 4,194	$ 4,175	$ 4,138	78	129
RESIDENTIAL CONSTRUCTION							
Dirt loans							
Acquisition & development	$ 40	$ 42	$ 57	$ 62	$ 71	(2)	(31)
Land loans	35	36	42	46	41	(1)	(6)
Lot loans	167	173	188	193	196	(6)	(29)
Total	242	251	287	301	308	(9)	(66)
House loans							
Spec	30	34	40	41	44	(4)	(14)
Sold	46	47	45	40	37	(1)	9
Total	76	81	85	81	81	(5)	(5)
Total residential construction	$ 318	$ 332	$ 372	$ 382	$ 389	(14)	(71)

[1] Excludes total loans of $23.3 million, $25.7 million, $28.3 million, $33.4 million and $37.0 million as of September 30, 2013, June 30, 2013, March 31, 2013, December 31, 2012 and September 30, 2012, respectively, that are covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank. [2] Includes purchased indirect auto loans that are not assigned to a geographic region.

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Credit Quality [1]

(in thousands)	Third Quarter 2013 Non-performing Loans	Foreclosed Properties	Total NPAs	Second Quarter 2013 Non-performing Loans	Foreclosed Properties	Total NPAs	First Quarter 2013 Non-performing Loans	Foreclosed Properties	Total NPAs
NONPERFORMING ASSETS BY CATEGORY									
Owner occupied CRE	$ 6,358	$ 591	$ 6,949	$ 5,283	$ 547	$ 5,830	$ 8,142	$ 4,750	$ 12,892
Income producing CRE	1,657	139	1,796	1,954	-	1,954	9,162	834	9,996
Commercial & industrial	609	-	609	548	-	548	29,545	-	29,545
Commercial construction	343	376	719	504	376	880	22,359	3,027	25,386
Total commercial	8,967	1,106	10,073	8,289	923	9,212	69,208	8,611	77,819
Residential mortgage	11,335	1,679	13,014	12,847	1,303	14,150	10,901	3,463	14,364
Home equity lines of credit	1,169	475	1,644	1,491	140	1,631	916	-	916
Residential construction	4,097	1,207	5,304	4,838	1,570	6,408	14,592	4,660	19,252
Consumer installment	520	-	520	399	-	399	389	-	389
Total NPAs	$ 26,088	$ 4,467	$ 30,555	$ 27,864	$ 3,936	$ 31,800	$ 96,006	$ 16,734	$ 112,740
Balance as a % of Unpaid Principal	61.6%	41.5%	57.6%	62.6%	31.6%	55.8%	66.3%	45.0%	62.0%
NONPERFORMING ASSETS BY MARKET									
North Georgia	$ 13,652	$ 1,726	$ 15,378	$ 12,830	$ 1,617	$ 14,447	$ 63,210	$ 6,616	$ 69,826
Atlanta MSA	3,096	1,026	4,122	3,803	1,197	5,000	17,380	3,524	20,904
North Carolina	5,680	762	6,442	6,512	295	6,807	8,519	2,533	11,052
Coastal Georgia	995	928	1,923	2,588	627	3,215	3,523	1,449	4,972
Gainesville MSA	1,036	-	1,036	1,008	-	1,008	911	370	1,281
East Tennessee	1,629	25	1,654	1,123	200	1,323	2,463	2,242	4,705
South Carolina	-	-	-	-	-	-	-	-	-
Other [3]	-	-	-	-	-	-	-	-	-
Total NPAs	$ 26,088	$ 4,467	$ 30,555	$ 27,864	$ 3,936	$ 31,800	$ 96,006	$ 16,734	$ 112,740
NONPERFORMING ASSETS ACTIVITY									
Beginning Balance	$ 27,864	$ 3,936	$ 31,800	$ 96,006	$ 16,734	$ 112,740	$ 109,894	$ 18,264	$ 128,158
Loans placed on non-accrual	9,959	-	9,959	13,200	-	13,200	9,665	-	9,665
Payments received	(3,601)	-	(3,601)	(47,937)	-	(47,937)	(6,809)	-	(6,809)
Loan charge-offs	(5,395)	-	(5,395)	(23,972)	-	(23,972)	(10,456)	-	(10,456)
Foreclosures	(2,739)	2,739	-	(9,433)	9,433	-	(6,288)	6,288	-
Capitalized costs	-	7	7	-	55	55	-	54	54
Property sales	-	(2,534)	(2,534)	-	(17,972)	(17,972)	-	(6,726)	(6,726)
Write downs	-	(329)	(329)	-	(1,369)	(1,369)	-	(1,041)	(1,041)
Net gains (losses) on sales	-	648	648	-	(2,945)	(2,945)	-	(105)	(105)
Ending Balance	$ 26,088	$ 4,467	$ 30,555	$ 27,864	$ 3,936	$ 31,800	$ 96,006	$ 16,734	$ 112,740

(in thousands)	Third Quarter 2013 Net Charge-Offs	Net Charge-Offs to Average Loans [2]	Second Quarter 2013 Net Charge-Offs	Net Charge-Offs to Average Loans [2]	First Quarter 2013 Net Charge-Offs	Net Charge-Offs to Average Loans [2]
NET CHARGE-OFFS BY CATEGORY						
Owner occupied CRE	$ 1,641	.58 %	$ 16,545	5.85 %	$ 1,922	.69 %
Income producing CRE	216	.14	8,921	5.45	3,321	1.99
Commercial & industrial	136	.12	15,576	13.91	1,501	1.34
Commercial construction	133	.39	6,295	17.53	(4)	(.01)
Total commercial	2,126	.36	47,337	7.96	6,740	1.14
Residential mortgage	693	.31	5,469	2.52	1,635	.79
Home equity lines of credit	382	.37	1,040	1.04	512	.53
Residential construction	1,072	1.31	18,506	20.91	2,973	3.22
Consumer installment	200	.28	56	.10	524	1.35
Total	$ 4,473	.42	$ 72,408	6.87	$ 12,384	1.21
NET CHARGE-OFFS BY MARKET						
North Georgia	$ 2,090	.66 %	$ 59,102	17.20 %	$ 4,868	1.45 %
Atlanta MSA	1,013	.33	9,986	3.21	3,295	1.07
North Carolina	704	.49	1,952	1.36	2,249	1.59
Coastal Georgia	139	.14	480	.49	821	.85
Gainesville MSA	97	.15	123	.19	430	.67
East Tennessee	359	.51	711	1.01	679	.98
South Carolina	-	-	-	-	-	-
Other [3]	71	.17	54	.24	42	.39
Total	$ 4,473	.42	$ 72,408	6.87	$ 12,384	1.21

[1] Excludes non-performing loans and foreclosed properties covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.

[2] Annualized.

[3] Includes purchased indirect auto loans that are not assigned to a geographic region.

UNITED COMMUNITY BANKS, INC.
Consolidated Statement of Income *(Unaudited)*

(in thousands, except per share data)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2013	**2012**	**2013**	**2012**
Interest revenue:				
Loans, including fees	$ 50,114	$ 53,868	$ 151,776	$ 163,805
Investment securities, including tax exempt of $202, $225, $624 and $737	9,872	10,706	29,518	34,772
Deposits in banks and short-term investments	1,007	985	2,793	3,093
Total interest revenue	60,993	65,559	184,087	201,670
Interest expense:				
Deposits:				
NOW	413	447	1,286	1,587
Money market	545	599	1,641	1,901
Savings	37	37	109	112
Time	2,486	4,612	8,636	15,844
Total deposit interest expense	3,481	5,695	11,672	19,444
Short-term borrowings	525	514	1,563	2,463
Federal Home Loan Bank advances	16	26	65	882
Long-term debt	3,003	2,372	8,331	7,119
Total interest expense	7,025	8,607	21,631	29,908
Net interest revenue	53,968	56,952	162,456	171,762
Provision for loan losses	3,000	15,500	62,500	48,500
Net interest revenue after provision for loan losses	50,968	41,452	99,956	123,262
Fee revenue:				
Service charges and fees	8,456	7,696	23,831	23,295
Mortgage loan and other related fees	2,554	2,800	8,212	7,221
Brokerage fees	1,274	709	3,104	2,331
Securities gains, net	-	-	116	7,047
Loss from prepayment of debt	-	-	-	(6,681)
Other	1,860	2,559	8,019	8,797
Total fee revenue	14,144	13,764	43,282	42,010
Total revenue	65,112	55,216	143,238	165,272
Operating expenses:				
Salaries and employee benefits	23,090	22,918	71,416	72,440
Communications and equipment	3,305	3,254	9,819	9,620
Occupancy	3,379	3,539	10,195	10,849
Advertising and public relations	962	934	2,937	2,868
Postage, printing and supplies	644	954	2,401	2,849
Professional fees	2,650	2,180	7,515	6,107
Foreclosed property	194	3,706	7,678	9,382
FDIC assessments and other regulatory charges	2,405	2,537	7,415	7,592
Amortization of intangibles	427	728	1,623	2,190
Other	3,041	4,033	11,691	12,151
Total operating expenses	40,097	44,783	132,690	136,048
Net income before income taxes	25,015	10,433	10,548	29,224
Income tax expense (benefit)	9,515	(135)	(246,681)	629
Net income	15,500	10,568	257,229	28,595
Preferred stock dividends and discount accretion	3,059	3,041	9,166	9,103
Net income available to common shareholders	$ 12,441	$ 7,527	$ 248,063	$ 19,492
Earnings per common share				
Basic	$ .21	$ .13	$ 4.24	$ .34
Diluted	.21	.13	4.24	.34
Weighted average common shares outstanding				
Basic	59,100	57,880	58,443	57,826
Diluted	59,202	57,880	58,444	57,826

UNITED COMMUNITY BANKS, INC.

Consolidated Balance Sheet

(in thousands, except share and per share data)	September 30, 2013	December 31, 2012	September 30, 2012
	(unaudited)	*(audited)*	*(audited)*
ASSETS			
Cash and due from banks	$ 70,986	$ 66,536	$ 57,270
Interest-bearing deposits in banks	131,147	124,613	119,355
Short-term investments	62,000	60,000	45,000
Cash and cash equivalents	264,133	251,149	221,625
Securities available for sale	1,963,424	1,834,593	1,761,994
Securities held to maturity (fair value $214,651, $261,131 and $281,336)	205,613	244,184	262,648
Mortgage loans held for sale	11,987	28,821	30,571
Loans, net of unearned income	4,267,067	4,175,008	4,137,845
Less allowance for loan losses	(80,372)	(107,137)	(107,642)
Loans, net	4,186,695	4,067,871	4,030,203
Assets covered by loss sharing agreements with the FDIC	31,207	47,467	53,070
Premises and equipment, net	165,993	168,920	170,532
Bank owned life insurance	80,537	81,867	81,574
Accrued interest receivable	18,199	18,659	19,133
Goodwill and other intangible assets	3,888	5,510	6,237
Foreclosed property	4,467	18,264	26,958
Net deferred tax asset	269,784	-	-
Other assets	37,366	34,954	34,690
Total assets	$ 7,243,293	$ 6,802,259	$ 6,699,235
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities:			
Deposits:			
Demand	$ 1,418,782	$ 1,252,605	$ 1,210,703
NOW	1,279,134	1,316,453	1,184,341
Money market	1,197,495	1,149,912	1,126,312
Savings	249,044	227,308	222,431
Time:			
Less than $100,000	925,089	1,055,271	1,123,672
Greater than $100,000	624,019	705,558	731,766
Brokered	419,344	245,033	223,474
Total deposits	6,112,907	5,952,140	5,822,699
Short-term borrowings	53,769	52,574	53,243
Federal Home Loan Bank advances	125	40,125	50,125
Long-term debt	129,865	124,805	120,285
Unsettled securities purchases	11,610	-	24,319
Accrued expenses and other liabilities	82,800	51,210	43,309
Total liabilities	6,391,076	6,220,854	6,113,980
Shareholders' equity:			
Preferred stock, $1 par value; 10,000,000 shares authorized;			
Series A; $10 stated value; 21,700 shares issued and outstanding	217	217	217
Series B; $1,000 stated value; 180,000 shares issued and outstanding	179,714	178,557	178,183
Series D; $1,000 stated value; 16,613 shares issued and outstanding	16,613	16,613	16,613
Common stock, $1 par value; 100,000,000 shares authorized;			
45,222,839, 42,423,870 and 42,393,319 shares issued and outstanding	45,223	42,424	42,393
Common stock, non-voting, $1 par value; 30,000,000 shares authorized;			
14,189,006, 15,316,794 and 15,316,794 shares issued and outstanding	14,189	15,317	15,317
Common stock issuable; 242,262, 133,238 and 129,270 shares	3,979	3,119	3,247
Capital surplus	1,077,536	1,057,951	1,056,998
Accumulated deficit	(461,090)	(709,153)	(711,369)
Accumulated other comprehensive loss	(24,164)	(23,640)	(16,344)
Total shareholders' equity	852,217	581,405	585,255
Total liabilities and shareholders' equity	$ 7,243,293	$ 6,802,259	$ 6,699,235

UNITED COMMUNITY BANKS, INC.

Average Consolidated Balance Sheets and Net Interest Analysis

For the Three Months Ended September 30,

(dollars in thousands, taxable equivalent)	2013 Average Balance	Interest	Avg. Rate	2012 Average Balance	Interest	Avg. Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income [1][2]	$ 4,249,892	$ 50,217	4.69 %	$ 4,147,220	$ 53,963	5.18 %
Taxable securities [3]	2,157,448	9,670	1.79	1,947,780	10,481	2.15
Tax-exempt securities [1][3]	20,913	331	6.32	22,895	368	6.43
Federal funds sold and other interest-earning assets	186,544	1,145	2.46	227,950	1,166	2.05
Total interest-earning assets	6,614,797	61,363	3.69	6,345,845	65,978	4.14
Non-interest-earning assets:						
Allowance for loan losses	(83,408)			(112,034)		
Cash and due from banks	63,890			51,705		
Premises and equipment	166,906			171,608		
Other assets [3]	407,912			190,439		
Total assets	$ 7,170,097			$ 6,647,563		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW	$ 1,222,334	413	.13	$ 1,176,087	447	.15
Money market	1,328,661	545	.16	1,157,655	599	.21
Savings	248,937	37	.06	221,186	37	.07
Time less than $100,000	952,320	1,369	.57	1,144,103	2,260	.79
Time greater than $100,000	644,264	1,229	.76	750,828	1,876	.99
Brokered time deposits	233,842	(112)	(.19)	176,114	476	1.08
Total interest-bearing deposits	4,630,358	3,481	.30	4,625,973	5,695	.49
Federal funds purchased and other borrowings	67,292	525	3.10	55,994	514	3.65
Federal Home Loan Bank advances	32,082	16	.20	44,473	26	.23
Long-term debt	144,601	3,003	8.24	120,276	2,372	7.85
Total borrowed funds	243,975	3,544	5.76	220,743	2,912	5.25
Total interest-bearing liabilities	4,874,333	7,025	.57	4,846,716	8,607	.71
Non-interest-bearing liabilities:						
Non-interest-bearing deposits	1,356,792			1,163,471		
Other liabilities	93,247			55,607		
Total liabilities	6,324,372			6,065,794		
Shareholders' equity	845,725			581,769		
Total liabilities and shareholders' equity	$ 7,170,097			$ 6,647,563		
Net interest revenue		$ 54,338			$ 57,371	
Net interest-rate spread			3.12 %			3.43 %
Net interest margin [4]			3.26 %			3.60 %

[1] Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 39%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

[2] Included in the average balance of loans outstanding are loans where the accrual of interest has been discontinued and loans that are held for sale.

[3] Securities available for sale are shown at amortized cost. Pretax unrealized losses of $10.6 million in 2013 and pretax unrealized gains of $22.9 million in 2012 are included in other assets for purposes of this presentation.

[4] Net interest margin is taxable equivalent net-interest revenue divided by average interest-earning assets.

UNITED COMMUNITY BANKS, INC.

Average Consolidated Balance Sheets and Net Interest Analysis

For the Nine Months Ended September 30,

(dollars in thousands, taxable equivalent)	2013 Average Balance	2013 Interest	2013 Avg. Rate	2012 Average Balance	2012 Interest	2012 Avg. Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income [1][2]	$ 4,233,531	$152,022	4.80 %	$ 4,157,057	$164,101	5.27 %
Taxable securities [3]	2,138,725	28,894	1.80	2,065,112	34,035	2.20
Tax-exempt securities [1][3]	21,411	1,022	6.36	24,187	1,207	6.65
Federal funds sold and other interest-earning assets	196,445	3,252	2.21	322,998	3,636	1.50
Total interest-earning assets	6,590,112	185,190	3.76	6,569,354	202,979	4.13
Non-interest-earning assets:						
Allowance for loan losses	(100,154)			(115,252)		
Cash and due from banks	63,879			52,755		
Premises and equipment	168,144			173,410		
Other assets [3]	252,275			214,068		
Total assets	$ 6,974,256			$ 6,894,335		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW	$ 1,256,684	1,286	.14	$ 1,304,159	1,587	.16
Money market	1,297,792	1,641	.17	1,120,091	1,901	.23
Savings	242,807	109	.06	214,280	112	.07
Time less than $100,000	997,193	4,686	.63	1,199,563	7,806	.87
Time greater than $100,000	670,821	4,086	.81	783,370	6,354	1.08
Brokered time deposits	201,599	(136)	(.09)	162,682	1,684	1.38
Total interest-bearing deposits	4,666,896	11,672	.33	4,784,145	19,444	.54
Federal funds purchased and other borrowings	70,512	1,563	2.96	85,022	2,463	3.87
Federal Home Loan Bank advances	41,352	65	.21	153,539	882	.77
Long-term debt	131,491	8,331	8.47	120,256	7,119	7.91
Total borrowed funds	243,355	9,959	5.47	358,817	10,464	3.90
Total interest-bearing liabilities	4,910,251	21,631	.59	5,142,962	29,908	.78
Non-interest-bearing liabilities:						
Non-interest-bearing deposits	1,305,133			1,105,607		
Other liabilities	68,312			65,390		
Total liabilities	6,283,696			6,313,959		
Shareholders' equity	690,560			580,376		
Total liabilities and shareholders' equity	$ 6,974,256			$ 6,894,335		
Net interest revenue		$163,559			$173,071	
Net interest-rate spread			3.17 %			3.35 %
Net interest margin [4]			3.32 %			3.52 %

[1] Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 39%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

[2] Included in the average balance of loans outstanding are loans where the accrual of interest has been discontinued and loans that are held for sale.

[3] Securities available for sale are shown at amortized cost. Pretax unrealized gains of $7.96 million in 2013 and pretax unrealized gains of $24.1 million in 2012 are included in other assets for purposes of this presentation.

[4] Net interest margin is taxable equivalent net-interest revenue divided by average interest-earning assets.